SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Janel Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

470773102

(CUSIP Number)

Dominique Schulte, Oaxaca Group L.L.C., 68 Bank Street, New York, NY 10014

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box: .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 470773102	13D	Page 2 of 6

1	NAME OF REPORTING PERSONS Oaxaca Group L.L.C. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 447,646
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 447,646
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.33%
14	TYPE OF REPORTING PERSON* 00 It is a sole member limited liability company

CUSIP No. 470773102	13D	Page 3 of 6

1	NAME OF REPORTING PERSONS Dominique Schulte S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 447,646
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 447,646
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.33%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 470773102	13D	Page 4 of 6

SCHEDULE 13D

This Amendment No. 2 amends the Schedule 13D filed by Oaxaca Group L.L.C. (“Oaxaca Group”) and Dominique Schulte (collectively, with Oaxaca Group, the “Reporting Person”) with respect to ownership of shares of the common stock, par value $0.001 (the “Shares”) of Janel Corporation, a Nevada corporation. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the SEC. All references to the number of Shares or warrants to purchase Shares, and prices per share, reflect a 50:1 reverse stock split effected on April 15, 2015.

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value $0.001 per share (the “Shares”), of Janel Corporation (the “Issuer”). The address of the principal offices of the Issuer is 303 Merrick Road, Suite 400, Lynbrook, New York 11563.

Item 2.	Identity and Background.

(a)       This statement is being filed by Oaxaca Group L.L.C. (“Oaxaca Group”). Dominique Schulte is the sole member of Oaxaca Group L.L.C. (collectively, with Oaxaca Group, the “Reporting Person”).

(b)       The Reporting Person’s business address is 68 Bank Street, New York, New York 10014.

(c)       The Reporting Person is a 10% owner of the Issuer.

(d)       Neither the Reporting Person nor any manager or officer of the Reporting Person has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Neither the Reporting Person nor any manager or officer of the Reporting Person has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Oaxaca Group is a limited liability company organized under the laws of Delaware. Dominique Schulte is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person holds 197,646 Shares. The aggregate purchase price for 153,846 Shares on October 30, 2013 was $500,000, and the aggregate purchase price for 43,800 Shares on March 31, 2017 was $525,600. The source of the funding for the purchase of all of these Shares was the working capital of Oaxaca Group. In addition, the Issuer granted Oaxaca Group warrants to purchase 250,000 Shares. The warrants are currently exercisable at $4.00 per Share and expire on October 30, 2018.

CUSIP No. 470773102	13D	Page 5 of 6

Item 4.	Purpose of Transaction.

The Reporting Person has acquired the Shares covered by this statement from time to time to hold as an investment.

The Reporting Person may have current plans or proposals which relate to or would result in any of the following:

(a)       The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

(c)       A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)       Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(e)       Any material change in the present capitalization or dividend policy of the Issuer;

(f)       Any other material change in the Issuer’s business or corporate structure;

(g)       Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person (other than as a result of the Reporting Person’s stock ownership);

(h)       Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)       Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may from time to time acquire beneficial ownership of additional Shares or dispose of any Shares beneficially owned by it, including pursuant to any stock option or similar plan of the Issuer in which the Reporting Person is eligible to participate.

CUSIP No. 470773102	13D	Page 6 of 6

Item 5.	Interest in Securities of the Issuer.

(a)       The Reporting Person is the beneficial owner of 447,646 Shares, representing 54.33% of the class of securities covered by this statement, including (i) 197,646 Shares owned directly by Oaxaca Group and (ii) 250,000 shares that may be acquired through the exercise of warrants at an exercise price of $4.00 per Share.

(b)       The Reporting Person has sole voting and dispositive power with respect to all of the Shares covered by this statement.

(c)       None

(d)       None

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Issuer has granted warrants to Oaxaca Group to acquire the following Shares, all of which are currently exercisable at the following exercise price:

Date of Grant	Number of Shares	Exercise Price per Share
October 30, 2013	250,000	$4.00

On September 10, 2014, Oaxaca Group purchased 5,000 shares of the Issuer’s Series C Cumulative Preferred Stock, par value $0.001 per share (“Series C Preferred Stock”) at a price of $500.00 per share (or, $2,500,000 in the aggregate). On March 21, 2016, Oaxaca Group purchased 8,705.33 shares of the Series C Preferred Stock at a price of $500.00 per share (or, $4,352,663 in the aggregate).

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement of the Reporting Person (previously filed)

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 5, 2017

OAXACA GROUP L.L.C.

	By:	/s/ Dominique Schulte
Name: Dominique Schulte
Title: Member

/s/ Dominique Schulte
Name: Dominique Schulte

-6-